SPORTBLX THOROUGHBREDS CORP.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

Independent Accountant's Review Report

To Management
SportBLX Thoroughbreds Corp.
New York, New York

We have reviewed the accompanying financial statements of SportBLX Thoroughbreds Corp., which comprise the balance sheet as of December 31, 2019, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
February 24, 2020

SportBLX Thoroughbreds Corp.
Balance Sheet
December 31, 2019

ASSETS

CURRENT ASSETS

Cash and cash equivalents $ -

TOTAL CURRENT ASSETS   -

TOTAL ASSETS $ -

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable $ -

TOTAL CURRENT LIABILITIES   -

TOTAL LIABILITIES   -

SHAREHOLDERS' EQUITY

Shareholders' equity   -

TOTAL SHAREHOLDERS' EQUITY   -

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $ -

See independent accountant's review report and notes to the financial statements.

SportBLX Thoroughbreds Corp.
Statement of Income
December 31, 2019

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Professional fees		-
Sales and marketing		-
General and administrative		-
Product design		-
TOTAL OPERATING EXPENSES		-
NET INCOME (LOSS)	$	-

See independent accountant's review report and notes to the financial statements.

SportBLX Thoroughbreds Corp.
Statement of Equity
December 31, 2019

	Series A Common Stock		Series B Common Stock		Additional Paid-In Captial	Retained Earnings (Accumulated Deficit)	Total
	Shares	**Amount**	**Shares**	**Amount**			
Balance at January 14, 2019 (Inception)							$ -
Contributions	-	-	1	-	-	-	$ -
Net income	-	-	-	-	-	-	$ -
Balace at December 31, 2019	-	$ -	1	$ -	$ -	$ -	$ -

SportBLX Thoroughbreds Corp.
Statement of Cash Flows
December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Prepaid expenses and other current assets	-
Increase (decrease) in liabilities:	
Accounts payable	-
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	-
NET INCREASE (DECREASE) IN CASH	-
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ -

See independent accountant's review report and notes to the financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
SportBLX Thoroughbreds Corp. (the "Company") was incorporated in the State of Delaware on January 14, 2019. The Company has not generated any revenue or expenses, as of December 31, 2019. The Company anticipates that any revenue will come from the following, all net of commissions, (1) Purses from races into which its horses are entered, if any; (2) The sale of horses owned by the company; and (3) In certain circumstances, stud fees.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. As of December 31, 2019, the Company has not recorded any income tax benefits or liabilities as it has not yet begun operations.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments
The carrying amounts of cash, accounts receivable and accounts payable approximate their respective fair values because of the short-term maturity of these items.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, the Company has not earned any revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on the Company's current financial position.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Equity**</u>

Common Stock
Under the operating agreement, the Company has authorized 100,000 shares of common stock at $0.0001 par value, of which, 99,999 shares are designated Series A Common Tokens and 1 share is a designated Series B Common Token. As of December 31, 2019, there are no shares of Series A Common Tokens issued and outstanding. As of December 31, 2019, one share of Series B Common Token Stock has been issued to SportBLX, Inc.

4.   <u>**Subsequent Events**</u>

In January of 2020, the Company issued 512 shares to accredited investors in exchange for a 13.60% stake in three thoroughbred racehorses, one of whom, Max Player, had already raced twice in 2019.

On February 1, 2020, Max Player won the Grade III Withers Stakes (the "Withers") at Aqueduct Racetrack in New York. The Withers is one of the prep races for 3-year-old thoroughbreds that awards points on the road to the Kentucky Derby. Max Player earned 10 points and took home the winner's share of the $250,000 purse. As a result, Max Player's appraisal value has increased materially.

4.   Subsequent Events (continued)

The Company plans to offer additional shares to accredited investors through a Reg D offering and to non-accredited investors by way of a Reg CF offering through WeFunder. The offering will include a 100% stake in Adara, a two-year-old Empire Maker colt out of Mattie Camp.

The Company is planning on doing a 6:1 stock split prior to these issuances.

Management has evaluated subsequent events through February 24, 2020, the date that these financial statements were available to be issued, and determined that no subsequent events, except for those stated above, occurred that would require recognition or additional disclosure in the financial statements.